Remgro
Limited

CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 · P.O. BOX 456, CAPE TOWN 8000
TELEPHONE: (021) 888 3300 · TELEFAX: (021) 888 3399

26 July 2005

05010068

Securities and Exchange Commission
Division of Corporate Finance
100F Street, North East
WASHINGTON, D.C. 20549
United States of America

SUPPL

RE: REMGRO LIMITED (FILE NO 82-5106) -- RULE 12g3-2(b)

Ladies and Gentlemen

In connection with Remgro Limited's ("the Company's") exemption pursuant to rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached 5 copies of an announcement in respect of Remgro's repurchase of its ordinary shares.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at telephone number (2721) 888 3311 or Robert M Chilstrom of Skadden, Arps, Slate, Meagher & Flom LLP in New York at 212-735-2588 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Mr Chilstrom at Skadden, Arps, Slate, Meagher & Flom LLP at 4 Times Square, New York, NY, 10036-6522.

Yours sincerely

Mariza Lubbe
Company Secretary

PROCESSED
AUG 01 2005
THOMSON FINANCIAL

cc: Mr Robert M. Chilstrom
Mr Mahmoud Salem
Ms Tatyana Vesselovskaya

Remgro
Limited

(Incorporated in the Republic of South Africa)
Registration number: 1968/006415/06
SHARE CODE: REM ISIN: ZAE000026480
("Remgro" or "the company")

REMGRO – REPURCHASE OF REMGRO ORDINARY SHARES

1. **Introduction**

Remgro herewith announces that:

- since announcing its annual results on 21 June 2005, the company has repurchased a further 5 187 563 ordinary shares;
- this brings the total repurchases, which is in accordance with the general authority granted by Remgro shareholders at the annual general meeting held on 24 August 2004, to 16 967 602 ordinary shares (or 3.49%).

2. **Authorised repurchase limits**

In terms of the general authority:

- repurchases are limited to a maximum of 20% of Remgro's ordinary issued share capital; and
- any repurchase may not be made at a price higher than 10% above the weighted average of the market value of the ordinary shares for the five business days immediately preceding the date of such repurchases.

20% of Remgro's ordinary issued share capital amounts to a maximum of 97 298 730 ordinary shares which can be repurchased in terms of the general authority.

3. **Implementation**

Remgro commenced repurchasing the 16 967 602 ordinary shares on 27 August 2004 and continued on a daily basis, as market conditions allowed, except for the "closed period" before the announcement of the results for the interim period ended 30 September 2004 and the "closed period" before the announcement of the results for the year ended 31 March 2005.

Details are as follows:

	Repurchases before 31 March 2005	Repurchases after 31 March 2005	
Number of ordinary shares repurchased	11 780 039	5 187 563	
Value of ordinary shares repurchased	R1 063.4 million	R570.6 million	
Highest price paid per ordinary share	R95.06	R110.00	
Lowest price paid per ordinary share	R79.00	R110.00	
Average price paid per ordinary share including cost	R90.66	R110.46	
The number of ordinary shares, which may still be repurchased by the company in terms of the general authority			80 331 128
Ordinary shares in issue on 31 March 2005			486 493 650

4. **Source of funds**

Repurchases to date have been funded from available cash resources.

5. **Opinion of the directors**

After considering the impact of the repurchases, the directors of Remgro are of the opinion that for a period of 12 months from the date of this announcement:

- Remgro and its subsidiary companies will, in the ordinary course of business, be able to pay their debts;
- the assets of Remgro and its subsidiary companies will exceed the liabilities of the company and its subsidiary companies, measured in accordance with the accounting policies used in the audited annual financial statements for the year ended 31 March 2005;
- the ordinary share capital and reserves of Remgro and its subsidiary companies will be adequate; and
- the working capital of Remgro and its subsidiary companies will be adequate.

6. **Financial effects**

	Before [1] (cents)	After [2] (cents)
Basic earnings per ordinary share	1771.0	1783.8
Headline earnings per ordinary share	1001.8	1008.5
Net asset value per ordinary share	7177.2	7135.6
Net tangible asset value per ordinary share	6410.0	6360.1

Notes

1. Based on the audited results for the year ended 31 March 2005. 2.42% of the 3.49% is already accounted for in these figures.
2. The current situation, including the additional 1.07% repurchased after the financial year-end, was calculated as if the shares were repurchased on 31 March 2005 for balance sheet purposes and as if it were repurchased on 1 April 2004 for income statement purposes.
3. It is impractical to calculate the pro forma effects, that is removing the effect of all repurchases, as the ordinary shares were not repurchased in one transaction, but on a day-to-day basis in several transactions over a period of time.

7. **JSE listing**

The ordinary shares have been repurchased by a wholly-owned subsidiary of Remgro and are held as treasury shares. None of the ordinary shares will therefore be cancelled nor will the listing in respect of those shares be terminated.

Mariza Lubbe
Secretary

Stellenbosch
20 July 2005

RAND MERCHANT BANK
A division of FirstRand Bank Limited

Sponsor

INCE

Proof 4 Size 36x4 Spell Check MB

Remgro
Limited

(Incorporated in the Republic of South Africa)
Registration number: 1968/006415/06
SHARE CODE: REM ISIN: ZAE000026480
("Remgro" or "the company")

REMGRO – REPURCHASE OF REMGRO ORDINARY SHARES

1. Introduction

Remgro herewith announces that:

- since announcing its annual results on 21 June 2005, the company has repurchased a further 5 187 563 ordinary shares;
- this brings the total repurchases, which is in accordance with the general authority granted by Remgro shareholders at the annual general meeting held on 24 August 2004, to 16 967 602 ordinary shares (or 3.49%).

2. Authorised repurchase limits

In terms of the general authority:

- repurchases are limited to a maximum of 20% of Remgro's ordinary issued share capital; and
- any repurchase may not be made at a price higher than 10% above the weighted average of the market value of the ordinary shares for the five business days immediately preceding the date of such repurchases.

20% of Remgro's ordinary issued share capital amounts to a maximum of 97 298 730 ordinary shares which can be repurchased in terms of the general authority.

3. Implementation

Remgro commenced repurchasing the 16 967 602 ordinary shares on 27 August 2004 and continued on a daily basis, as market conditions allowed, except for the "closed period" before the announcement of the results for the interim period ended 30 September 2004 and the "closed period" before the announcement of the results for the year ended 31 March 2005.

Details are as follows:

	Repurchases before 31 March 2005	Repurchases after 31 March 2005	
Number of ordinary shares repurchased	11 780 039	5 187 563	
Value of ordinary shares repurchased	R1 063.4 million	R570.6 million	
Highest price paid per ordinary share	R95.06	R110.00	
Lowest price paid per ordinary share	R79.00	R110.00	
Average price paid per ordinary share including cost	R90.66	R110.46	
The number of ordinary shares, which may still be repurchased by the company in terms of the general authority			80 331 128
Ordinary shares in issue on 31 March 2005			486 493 650

4. Source of funds

Repurchases to date have been funded from available cash resources.

5. Opinion of the directors

After considering the impact of the repurchases, the directors of Remgro are of the opinion that for a period of 12 months from the date of this announcement:

- Remgro and its subsidiary companies will, in the ordinary course of business, be able to pay their debts;
- the assets of Remgro and its subsidiary companies will exceed the liabilities of the company and its subsidiary companies, measured in accordance with the accounting policies used in the audited annual financial statements for the year ended 31 March 2005;
- the ordinary share capital and reserves of Remgro and its subsidiary companies will be adequate; and
- the working capital of Remgro and its subsidiary companies will be adequate.

6. Financial effects

	Before [1] (cents)	After [2] (cents)
Basic earnings per ordinary share	1771.0	1783.8
Headline earnings per ordinary share	1001.8	1006.5
Net asset value per ordinary share	7177.2	7135.6
Net tangible asset value per ordinary share	6410.0	6350.1

Notes

1. Based on the audited results for the year ended 31 March 2005. 2.42% of the 3.49% is already accounted for in these figures.
2. The current situation, including the additional 1.07% repurchased after the financial year-end, was calculated as if the shares were repurchased on 31 March 2005 for balance sheet purposes and as if it were repurchased on 1 April 2004 for income statement purposes.
3. It is impractical to calculate the pro forma effects, that is removing the effect of all repurchases, as the ordinary shares were not repurchased in one transaction, but on a day-to-day basis in several transactions over a period of time.

7. JSE listing

The ordinary shares have been repurchased by a wholly-owned subsidiary of Remgro and are held as treasury shares. None of the ordinary shares will therefore be cancelled nor will the listing in respect of those shares be terminated.

Mariza Lubbe
Secretary

Stellenbosch
20 July 2005

RAND MERCHANT BANK
A division of FirstRand Bank Limited

Sponsor

Ince

Remgro
Limited

(Incorporated in the Republic of South Africa)
Registration number: 1968/006415/06
SHARE CODE: REM ISIN: ZAE000026480
("Remgro" or "the company")

REMGRO – REPURCHASE OF REMGRO ORDINARY SHARES

1. **Introduction**

   Remgro herewith announces that:

   - since announcing its annual results on 21 June 2005, the company has repurchased a further 5 187 563 ordinary shares;
   - this brings the total repurchases, which is in accordance with the general authority granted by Remgro shareholders at the annual general meeting held on 24 August 2004, to 16 967 602 ordinary shares (or 3.49%).

2. **Authorised repurchase limits**

   In terms of the general authority:

   - repurchases are limited to a maximum of 20% of Remgro's ordinary issued share capital; and
   - any repurchase may not be made at a price higher than 10% above the weighted average of the market value of the ordinary shares for the five business days immediately preceding the date of such repurchases.

   20% of Remgro's ordinary issued share capital amounts to a maximum of 97 298 730 ordinary shares which can be repurchased in terms of the general authority.

3. **Implementation**

   Remgro commenced repurchasing the 16 967 602 ordinary shares on 27 August 2004 and continued on a daily basis, as market conditions allowed, except for the "closed period" before the announcement of the results for the interim period ended 30 September 2004 and the "closed period" before the announcement of the results for the year ended 31 March 2005.

   Details are as follows:

	Repurchases before 31 March 2005	Repurchases after 31 March 2005	
Number of ordinary shares repurchased	11 780 039	5 187 563	
Value of ordinary shares repurchased	R1 063.4 million	R570.6 million	
Highest price paid per ordinary share	R95.06	R110.00	
Lowest price paid per ordinary share	R79.00	R110.00	
Average price paid per ordinary share including cost	R90.66	R110.46	
The number of ordinary shares, which may still be repurchased by the company in terms of the general authority			80 331 128
Ordinary shares in issue on 31 March 2005			486 493 650

4. **Source of funds**

   Repurchases to date have been funded from available cash resources.

5. **Opinion of the directors**

   After considering the impact of the repurchases, the directors of Remgro are of the opinion that for a period of 12 months from the date of this announcement:

   - Remgro and its subsidiary companies will, in the ordinary course of business, be able to pay their debts;
   - the assets of Remgro and its subsidiary companies will exceed the liabilities of the company and its subsidiary companies, measured in accordance with the accounting policies used in the audited annual financial statements for the year ended 31 March 2005;
   - the ordinary share capital and reserves of Remgro and its subsidiary companies will be adequate; and
   - the working capital of Remgro and its subsidiary companies will be adequate.

6. **Financial effects**

	Before [1] (cents)	After [2] (cents)
Basic earnings per ordinary share	1771.0	1783.8
Headline earnings per ordinary share	1001.8	1006.5
Net asset value per ordinary share	7177.2	7135.6
Net tangible asset value per ordinary share	6410.0	6360.1

Notes

1. Based on the audited results for the year ended 31 March 2005. 2.42% of the 3.49% is already accounted for in these figures.
2. The current situation, including the additional 1.07% repurchased after the financial year-end, was calculated as if the shares were repurchased on 31 March 2005 for balance sheet purposes and as if it were repurchased on 1 April 2004 for income statement purposes.
3. It is impractical to calculate the pro forma effects, that is removing the effect of all repurchases, as the ordinary shares were not repurchased in one transaction, but on a day-to-day basis in several transactions over a period of time.

7. **JSE listing**

   The ordinary shares have been repurchased by a wholly-owned subsidiary of Remgro and are held as treasury shares. None of the ordinary shares will therefore be cancelled nor will the listing in respect of those shares be terminated.

Mariza Lubbe
Secretary

Stellenbosch
20 July 2005

RAND MERCHANT BANK
A division of FirstRand Bank Limited

Sponsor

INCE

Remgro
Limited

(Incorporated in the Republic of South Africa)
Registration number: 1968/006415/06
SHARE CODE: REM ISIN: ZAE000026480
("Remgro" or "the company")

REMGRO – REPURCHASE OF REMGRO ORDINARY SHARES

1. Introduction

Remgro herewith announces that:

- since announcing its annual results on 21 June 2005, the company has repurchased a further 5 187 563 *ordinary shares;*
- this brings the total repurchases, which is in accordance with the general authority granted by Remgro shareholders at the annual general meeting held on 24 August 2004, to 16 967 602 ordinary shares (or 3.49%).

2. Authorised repurchase limits

In terms of the general authority:

- repurchases are limited to a maximum of 20% of Remgro's ordinary issued share capital; and
- any repurchase may not be made at a price higher than 10% above the weighted average of the market value of the ordinary shares for the five business days immediately preceding the date of such repurchases.

20% of Remgro's ordinary issued share capital amounts to a maximum of 97 298 730 ordinary shares which can be repurchased in terms of the general authority.

3. Implementation

Remgro commenced repurchasing the 16 967 602 ordinary shares on 27 August 2004 and continued on a daily basis, as market conditions allowed, except for the "closed period" before the announcement of the results for the interim period ended 30 September 2004 and the "closed period" before the announcement of the results for the year ended 31 March 2005.

Details are as follows:

	Repurchases before 31 March 2005	Repurchases after 31 March 2005	
Number of ordinary shares repurchased	11 780 039	5 187 563	
Value of ordinary shares repurchased	R1 063.4 million	R570.6 million	
Highest price paid per ordinary share	R95.06	R110.00	
Lowest price paid per ordinary share	R79.00	R110.00	
Average price paid per *ordinary share including cost*	*R90.68*	*R110.46*	
The number of ordinary shares, which may still be repurchased by the company in terms of the general authority			80 331 128
Ordinary shares in issue on 31 March 2005			486 493 650

4. Source of funds

Repurchases to date have been funded from available cash resources.

5. Opinion of the directors

After considering the impact of the repurchases, the directors of Remgro are of the opinion that for a period of 12 months from the date of this announcement:

- Remgro and its subsidiary companies will, in the ordinary course of business, be able to pay their debts;
- the assets of Remgro and its subsidiary companies will exceed the liabilities of the company and its subsidiary companies, measured in accordance with the accounting policies used in the audited annual financial statements for the year ended 31 March 2005;
- the ordinary share capital and reserves of Remgro and its subsidiary companies will be adequate; and
- the working capital of Remgro and its subsidiary companies will be adequate.

6. Financial effects

	Before [1] (cents)	After [2] (cents)
Basic earnings per ordinary share	1771.0	1783.8
Headline earnings per ordinary share	1001.8	1006.5
Net asset value per ordinary share	7177.2	7135.6
Net tangible asset value per ordinary share	6410.0	6360.1

Notes

1. *Based on the audited results for the year ended 31 March 2005. 2.42% of the 3.49% is already accounted for in these* figures.
2. The current situation, including the additional 1.07% repurchased after the financial year-end, was calculated as if the shares were repurchased on 31 March 2005 *for balance sheet purposes and as if it were repurchased on 1 April 2004*, for income statement purposes.
3. It is impractical to calculate the pro forma effects, that is removing the effect of all repurchases, as the ordinary shares were not repurchased in one transaction, but on a day-to-day basis in several transactions over a period of time.

7. JSE listing

The ordinary shares have been repurchased by a wholly-owned subsidiary of Remgro and are held as treasury shares. None of the ordinary shares will therefore be cancelled nor will the listing in respect of those shares be terminated.

Mariza Lubbe
Secretary

Stellenbosch
20 July 2005

RAND MERCHANT BANK
A division of FirstRand Bank Limited

Sponsor

INCE

Proof 4 Size 36x4 Spell Check MB

Remgro
Limited

(Incorporated in the Republic of South Africa)
Registration number: 1968/006415/06
SHARE CODE: REM ISIN: ZAE000026480
("Remgro" or "the company")

REMGRO – REPURCHASE OF REMGRO ORDINARY SHARES

1. **Introduction**

   Remgro herewith announces that:
   - since announcing its annual results on 21 June 2005, the company has repurchased a further 5 187 563 ordinary shares;
   - this brings the total repurchases, which is in accordance with the general authority granted by Remgro shareholders at the annual general meeting held on 24 August 2004, to 16 967 602 ordinary shares (or 3.49%).

2. **Authorised repurchase limits**

   In terms of the general authority:
   - repurchases are limited to a maximum of 20% of Remgro's ordinary issued share capital; and
   - any repurchase may not be made at a price higher than 10% above the weighted average of the market value of the ordinary shares for the five business days immediately preceding the date of such repurchases.

   20% of Remgro's ordinary issued share capital amounts to a maximum of 97 298 730 ordinary shares which can be repurchased in terms of the general authority.

3. **Implementation**

   Remgro commenced repurchasing the 16 967 602 ordinary shares on 27 August 2004 and continued on a daily basis, as market conditions allowed, except for the "closed period" before the announcement of the results for the interim period ended 30 September 2004 and the "closed period" before the announcement of the results for the year ended 31 March 2005.

   Details are as follows:

	Repurchases before 31 March 2005	Repurchases after 31 March 2005	
Number of ordinary shares repurchased	11 780 039	5 187 563	
Value of ordinary shares repurchased	R1 063.4 million	R570.6 million	
Highest price paid per ordinary share	R95.06	R110.00	
Lowest price paid per ordinary share	R79.00	R110.00	
Average price paid per ordinary share including cost	R90.66	R110.46	
The number of ordinary shares, which may still be repurchased by the company in terms of the general authority			80 331 128
Ordinary shares in issue on 31 March 2005			486 493 650

4. **Source of funds**

   Repurchases to date have been funded from available cash resources.

5. **Opinion of the directors**

   After considering the impact of the repurchases, the directors of Remgro are of the opinion that for a period of 12 months from the date of this announcement:
   - Remgro and its subsidiary companies will, in the ordinary course of business, be able to pay their debts;
   - the assets of Remgro and its subsidiary companies will exceed the liabilities of the company and its subsidiary companies, measured in accordance with the accounting policies used in the audited annual financial statements for the year ended 31 March 2005;
   - the ordinary share capital and reserves of Remgro and its subsidiary companies will be adequate; and
   - *the working capital of Remgro and its subsidiary companies will be adequate.*

6. **Financial effects**

	Before [1] (cents)	After [2] (cents)
Basic earnings per ordinary share	1771.0	1783.8
Headline earnings per ordinary share	1001.8	1006.5
Net asset value per ordinary share	7177.2	7135.6
Net tangible asset value per ordinary share	6410.0	6360.1

   Notes
   1. Based on the audited results for the year ended 31 March 2005. 2.42% of the 3.49% is already accounted for in these figures.
   2. The current situation, including the additional 1.07% repurchased after the financial year-end, was calculated as if the shares were repurchased on 31 March 2005 for balance sheet purposes and as if it were repurchased on 1 April 2004 for income statement purposes.
   3. It is impractical to calculate the pro forma effects, that is removing the effect of all repurchases, as the ordinary shares were not repurchased in one transaction, but on a day-to-day basis in several transactions over a period of time.

7. **JSE listing**

   The ordinary shares have been repurchased by a wholly-owned subsidiary of Remgro and are held as treasury shares. None of the ordinary shares will therefore be cancelled nor will the listing in respect of those shares be terminated.

Mariza Lubbe
Secretary

Stellenbosch
20 July 2005

RAND MERCHANT BANK
A division of FirstRand Bank Limited

Sponsor

IMCE